Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-3809

WRITER’S DIRECT LINE

(212) 838-8269

December 22, 2016

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Office of Real Estate and Commodities

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”)
Registration Statement on Form S-11 Filed October 28, 2016
File No. 333-214323 (the “Registration Statement”)

Dear Ms. Gowetski:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated November 22, 2016. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which appear in bold. Please note that the Registrant is simultaneously filing Amendment No. 1 to the Registration Statement and all page references in this letter are to the prospectus included in Amendment No. 1 to the Registration Statement.

Our Organizational Structure, page 6

1.	We note your response to comment 24 of our prior letter in which you state that Morse, Zelnick is a founder of Sachem Capital. We further note your references to your founders and co-founders under this heading and throughout the document. Please revise to identify all of your founders or advise.

Upon reflection, we have determined that Morse, Zelnick is not a founder of Sachem Capital, which, for all intents and purposes, is the successor in interest to Sachem Capital Partners. Thus, only the original founders of Sachem Capital Partners, LLC (Jeffrey Villano and John Villano) should be deemed the founders of Sachem Capital Corp. The 80,000 common shares that Sachem Capital issued to Morse, Zelnick were for services rendered prior to the date of its formation. We have revised the disclosure in the Registration Statement accordingly.

2.	We note your disclosure regarding the recapitalization of SCP and that the parties agreed to value Sachem Capital at an amount equal to 164% of SCP’s members’ equity at June 30, 2016. Please revise to specifically explain how the parties agreed to value it 164% of SCP members’ equity or advise.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

December 22, 2016

The parties – SCP and the representative – reached an agreement as to the pre-offering value of SCP based on the criteria identified in the prospectus – i.e., historical performance, future prospects and market comparables. The value was a specific number, which we chose to reflect as a function of member’s equity. We have revised the disclosure to clarify these facts, including eliminating the reference to capital.

Management’s Discussion and Analysis, page 41

3.	We note your response to comment 18 of our prior letter that you are unable to quantify the number of loans for which there was an event of default. Please revise your disclosure in this section or, elsewhere as applicable, to provide the information in your response. In addition, please revise to more specifically describe how you monitor your loans and how management evaluates the credit quality of your assets.

We have provided additional disclosure as per your comment. See pages 56.

4.	We note your statement on page 2 that 20% of SCP’s loan portfolio consists of loans to borrowers with whom it has a long-term relationship. We further note your statement in your response to comment 18 that you treat an extension of a loan as a new loan. Please revise your disclosure to provide the percentage of loans that are not paid at maturity but rather treated as a new loan. In addition, please clarify what portion, if any, of the 20% of loans to borrowers with whom SCP has a long-term relationship are extensions rather than new loans.

The Registrant has disclosed the portion of its current loan portfolio that consists of loans to borrowers with whom it has long-standing relationships. To the extent your Comment is asking that the Registrant now disclose the percentage of all loans it has originated over the last six years that have been extended, it has no ability to generate that information without manually going through every loan file, which would be an enormously time consuming task and for which it does not have the resources. When an existing loan is extended, the Registrant’s loan tracking software assigns a new loan number to the loan, in effect treating the old loan as having been repaid. However, the Registrant has analyzed its current portfolio and has been able to identify existing loans that have matured but which have not yet been renewed. In addition, as the new table on page 56 indicates, as September 30, 2016, 19 of the 202 loans in the portfolio originated prior to 2014. It is reasonable to assume that some of these loans are probably extensions of prior loans.

Please see the revised disclosure on pages 53 and 56, including the table inserted in response to your Comment # 6.

5.	We note your response to comment 20 that the new loan agreement will be executed simultaneously with or immediately prior to the effectiveness of the registration statement. Please revise to clarify, if true, that the recapitalization of SCP will cause you to be in default of your current loan agreement. We will continue to monitor for updated disclosure regarding the new loan agreement.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

December 22, 2016

As we discussed with the Staff, there will be a new Commercial Revolving Loan and Credit Agreement between Sachem Capital Corp and Bankwell that will replace the existing agreement between SCP and Bankwell. A form of that agreement has been filed as Exhibit __ to the Registration Statement. The new agreement will go into effect simultaneously with the consummation of the Exchange and the Offering. Under the terms of the new agreement, defaults, if any, under the existing agreement, will be waived.

Our Loan Portfolio, page 56

6.	Please revise to provide the year of origination for loans in your portfolio.

We have inserted an additional table with the information requested. See page 56.

Underwriting, page 103

7.	We note your response to comment 23 of our prior letter and your related revisions on page 104 which clarify that the 1% non-accountable expense allowance differs from your agreement to pay the underwriters’ expenses relating to the offering. Please revise to briefly describe the 1% non-accountable expense allowance, including what it is intended to cover, how it differs from your agreement to pay the identified underwriters’ expenses related to the offering and when it will be paid or advise.

Pursuant to the Letter of Intent regarding the Offering between the Registrant and Joseph Gunnar, the representative of the several underwriters, the representative is entitled to will receive the 1% non-accountable expense allowance regardless of their actual expenses incurred in addition to reimbursement for the specific expenses incurred in connection with the offering identified under the caption “Underwriting” in the prospectus only to the extent such expenses are actually incurred with respect to the offering. The non-accountable expense allowance was a negotiated term of the underwriter’s engagement and is intended to approximate underwriter expenses for which documentation is not required. Like all underwriters’ compensation, the non-accountable expenses allowance is subject to the approval of FINRA. The underwriters have advised us that they expect to incur expenses in excess of those specific expenses for which the Company will provide reimbursement. We believe our disclosure with respect to the non-accountable expenses allowance and actual out-of-pocket expense reimbursement is consistent with how these items are described by many registrants. Nevertheless, we added disclosure on page 103 to clarify the difference between these two items.

Financial Statements, page F-1

8.	Please revise your financial statements to include the required interim periods in addition to the year to date periods presented in accordance with Rule 8-03 of Regulation S-X.

The financial and operational data throughout the prospectus, including the financial statements included therein, has been updated to reflect information and data for the nine months ended and as of September 30, 2016 and 2015.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

December 22, 2016

9.	Notwithstanding the above, please ensure your results of operations have been updated as a result of any revisions that are made.

See response to comment 8 above.

Pro Forma Statement of Operations, page F-20

10.	We note your response to our prior comment 25; however, your pro forma adjustment in Note (2)(7) of $(363,315) to opening members’ equity and your disclosure that the transaction occurred on January 1, 2015 continue to suggest that your pro forma balance sheet presentation as of June 30, 2016 does not conform to the pro forma requirements for balance sheets under Rule 8-05(b)(2) of Regulation S-X. Therefore, we re-issue our comment. Please revise your pro forma balance sheet assuming the transaction occurred on June 30, 2016 rather than January 1, 2015.

The pro forma information included in the financial statements and elsewhere in the prospectus has been revised per your comment and pursuant to a telephone conference between the Registrant’s auditors and the Staff accountant.

11.	We note the revised disclosure of pro forma earnings per share data on page F-19 in response to our prior comment 26. Please include similar disclosure for the pro forma statement of operations included on page F-20 within your amended filing.

See response to comment 10 above.

Part II – Information not required in prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

12.	We note your response to comment 24 of our prior letter in which you state that Morse, Zelnick is a founder of Sachem Capital and received 80,000 shares of common stock. For securities sold otherwise than for cash, please revise your disclosure to state the nature of the transaction and the nature and consideration received by you. Please refer to Item 701(c) of Regulation S-K.

See the response to comment 1 above. Item 33 has also been revised per your comment.

13.	We note your response to comment 28 of our prior letter and your revised disclosure under this heading in which you state that 6,283,237 shares of common stock were issued “on or prior to the date of this prospectus.” Please revise to provide the specific date or advise. In addition, as to securities sold otherwise than for cash, please revise to state the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701 of Regulation S-K.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

December 22, 2016

The 6,283,237 common shares have not been issued yet. They will be issued in the Exchange when it is implemented prior to the effectiveness of the Registration Statement. The disclosure has been updated accordingly.

Draft Tax Opinion

14.	We note your statement on page 2 that “prior to the completion of the offering described in the prospectus …. SACH does not qualify as a REIT because one of its shareholders owns more than 50% of its outstanding common shares.” We further note the assumption that “following the completion of the Offering …. there will not be five or fewer SACH shareholders that collectively own 50% or more of the outstanding shares of SACH measured by vote or value.” Please remove these statements or tell us why counsel believes this assumption is appropriate.

The draft tax opinion has been revised. The original draft contemplated that the opinion would be delivered prior to the effective date of the Registration Statement. In that case, we would need to include the assumption since neither SCP nor Sachem Capital would qualify as a REIT prior to the offering. As currently contemplated we will deliver our opinion and it will be dated as of the date of the closing of the offering.

Sincerely,

/s/ Joel J. Goldschmidt

Joel J. Goldschmidt